1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684·6365
Fax 604 684·8092
Toll Free 1 800 667·2114
www.continentalminerals.com

CONTINENTAL FURTHER UPDATES STATUS OF JINCHUAN GROUP ARRANGEMENT

February 28, 2011 Vancouver, BC – Continental Minerals Corporation (TSX-V:KMK, OTCBB:KMKCF) (“Continental” or the “Company”) announces that it has adjourned to March 14, 2011 its shareholders vote on the statutory Plan of Arrangement with Jinchuan Group Ltd (“Jinchuan”). The vote was originally scheduled for February 18th and is required as a principal condition for Jinchuan’s proposed acquisition of 100% of Continental, as described in the Company’s news releases of September 17 and December 20, 2010. Extending the vote to March 14 was necessitated by the need to clear certain remaining SEC and Chinese regulatory requirements. The parties have targeted completion of the Arrangement before March 31, 2011, and have signed an extension amendment to this effect.

The vote is now rescheduled to 2 pm Vancouver time, Monday, March 14, 2011 at the Metropolitan Hotel, Vancouver, as disclosed in the proxy materials filed at www.sedar.com. Shareholders who have voted in favour and wish to continue to do so need do nothing further and shareholders continue to have the right to revoke or change their vote prior to the commencement of the adjourned meeting. It is possible that materials containing some additional information will also be posted on SEDAR; however, if this happens it will be publicly announced. Shareholder proxy forms received to date are overwhelmingly in favour of the transaction. Jinchuan is a large China-based mining group and will be acquiring Continental for aggregate cash consideration of approximately C$431 million through a statutory plan of arrangement process which is subject to the terms and conditions of an Arrangement Agreement which is filed on SEDAR.

Advisors

BMO Capital Markets is sole financial advisor to Continental in connection with the proposed Arrangement. McCarthy Tétrault LLP acts as counsel to the special committee of the Board and Lang Michener LLP acts as general counsel to Continental.

Sino Resources Capital Pty Ltd. and Blake, Cassels & Graydon LLP are the financial and legal advisors to Jinchuan respectively in respect of the Arrangement.

About Continental

Continental is a TSX Venture Exchange listed resource company associated with the Vancouver-based Hunter Dickinson Group of mining companies. Since 2005, Continental has focused on exploring and unlocking the value of its large Xietongmen copper-gold property in Tibet Autonomous Region, PRC.

About Jinchuan

Jinchuan Group is a large integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. The output of nickel and platinum group metals respectively accounts for more than 90% of the total in China. Jinchuan Group Ltd. is the largest producer of nickel-cobalt in China.

For more information contact:

Susie Bell, Investor Relations
Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdgold.com

     THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable Canadian securities laws concerning the likelihood of the Arrangement completing. Although Continental has attempted to identify important factors and conditions that could prevent the Arrangement from completing there may be other conditions or factors that are yet to be determined based in part on the present need to secure shareholder, regulatory and other approvals and complete, regulatory filings and Court documents. There can be no assurance that Continental’s identification of conditions and completion factors will prove to be complete or accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should understand completion of the Arrangement is not certain and they should. not place undue reliance on forward- looking statements.